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                                                                   Exhibit 99.64

News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business Editors:
         TRANSITION THERAPEUTICS ANNOUNCES $25 MILLION PRIVATE PLACEMENT

         Annual and Special Meeting of Shareholders to be held December 11th,
         2006

         /NOT FOR DISTRIBUTION TO UNITED STATES
         NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 7 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition" or the "Company") (TSX: TTH), today announced that it has agreed to issue 26,881,720 common shares at a price of C$0.93 per common share, for gross proceeds of C$25,000,000 in a private placement of common shares to two funds managed by Great Point Partners, LLC. Closing of the private placement is subject to regulatory approval and is expected to occur on or about November 8, 2006. The proceeds from the offering are planned to be used to fund Transition's clinical studies, research and product development, working capital and general corporate purposes.

The proceeds from the offering are planned to be used to fund Transition's clinical studies, research and product development, working capital and general corporate purposes.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Special Meeting Announcement

Transition also announces that a proposal to consolidate its common shares will be submitted for shareholder approval at the Company's Annual and Special Meeting of Shareholders on Monday December 11th, 2006, to be held at the MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, at 4:30 p.m. The proposal will be to approve the consolidation of Transition's common shares at a ratio ranging from a 1:7 to 1:10. Under the proposal, the specific ratio of consolidation, within the approved range, and timing of the consolidation of shares would be at the discretion of Transition's Board of Directors. Further information regarding the proposed share consolidation will be available in the Company's Management Information Circular which will be mailed to shareholders in early November.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, and HCV-I.E.T. for the treatment of hepatitis C. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 10:19e 07-NOV-06